Exhibit 99.2

KPMG LLP	Telephone (416) 228-7000
Chartered Accountants	Telefax (416) 228-7123
Yonge Corporate Centre	Internet www.kpmg.ca
4100 Yonge Street, Suite 200
Toronto ON M2P 2H3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Points International Ltd.

We have audited the accompanying consolidated financial statements of Points International Ltd., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Points International Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Points International Ltd.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2012 expressed an unqualified opinion on Points International Ltd.’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
March 7, 2012
Toronto, Canada

KPMG LLP	Telephone (416) 228-7000
Chartered Accountants	Telefax (416) 228-7123
Yonge Corporate Centre	Internet www.kpmg.ca
4100 Yonge Street, Suite 200
Toronto ON M2P 2H3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Points International Ltd.

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Points International Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in form 40-F for the year ended December 31, 2011. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Points International Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP is a Canadian limited liability partnership and a member of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 7, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
March 7, 2012
Toronto, Canada

Points International Ltd.
Consolidated Balance Sheets

Expressed in thousands of United States dollars		December 31,	December 31,	January 1,
	Note	2011	2010	2010
ASSETS
Current assets
Cash and cash equivalents		34,853	28,463	26,414
Restricted cash	4	1,619	1,776	802
Funds receivable from payment processors		10,837	4,624	5,855
Security deposits		2,461	2,123	2,463
Accounts receivable	5	2,411	2,054	1,907
Prepaid expenses and other assets	6	1,013	1,179	898
Total current assets		53,194	40,219	38,339

Non-current assets
Property and equipment	7	1,712	1,611	607
Intangible assets	8	4,566	4,844	2,014
Goodwill	9	2,580	2,580	2,580
Deferred tax assets	11	1,575	984	945
Other assets	10	658	613	1,033
Total non-current assets		11,091	10,632	7,179
Total assets		64,285	50,851	45,518

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		3,455	3,679	2,820
Provisions	12	98	102	267
Current portion of other liabilities		765	629	609
Payable to loyalty program partners		40,048	31,337	30,215
Total current liabilities		44,366	35,747	33,911

Non-current liabilities
Other liabilities	13	877	951	301
Total non-current liabilities		877	951	301

Total liabilities		45,243	36,698	34,212

SHAREHOLDERS’ EQUITY
Share capital	14	57,378	56,683	56,662
Contributed surplus	17	9,671	9,255	8,677
Accumulated other comprehensive income		43	297	-
Accumulated deficit		(48,050)	(52,082)	(54,033)
Total shareholders’ equity		19,042	14,153	11,306
Total liabilities and shareholders’ equity		64,285	50,851	45,518

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box	Chairman
/s/ Robert MacLean	Director and Chief Executive Officer

1 | P a g e

Points International Ltd.
Consolidated Statements of Comprehensive Income

For the year ended December 31
Expressed in thousands of United States dollars, except per share amounts	Note	2011	2010

REVENUE
Principal		114,865	89,087
Other partner revenue		8,048	6,577
Interest		21	14
Total Revenue		122,934	95,678

EXPENSES
Direct cost of principal revenue		98,501	76,006
Employment costs		12,779	10,622
Marketing & communications		1,380	1,350
Technology services		573	875
Depreciation and amortization		2,298	895
Foreign exchange gain		(63)	(105)
Operating expenses	18	3,946	3,559
Impairment of long-lived assets		-	675
Total Expenses		119,414	93,877

OPERATING INCOME		3,520	1,801

Interest and other charges (income)		(25)	22
EARNINGS BEFORE INCOME TAX		3,545	1,779

Deferred income tax recovery	11	(487)	(172)
NET INCOME		4,032	1,951

OTHER COMPREHENSIVE INCOME
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $27 (2010: $201)		73	446
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense $129 (2010: $67)		(327)	(149)
Other comprehensive (loss) income for the year, net of income tax		(254)	297
TOTAL COMPREHENSIVE INCOME		3,778	2,248

EARNINGS PER SHARE
Basic earnings per share	15	0.27	0.13
Diluted earnings per share	15	0.26	0.13

The accompanying notes are an integral part of these consolidated financial statements.

2 | P a g e

Points International Ltd.
Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
		Surplus		gains/(losses)	other	deficit	shareholders’
				on cash flow	comprehensive		equity
				hedges	income
Balance at December 31, 2010	56,683	9,255	65,938	297	297	(52,082)	14,153
Net income	-	-	-	-	-	4,032	4,032

Other comprehensive income	-	-	-	(254)	(254)	-	(254)
Total comprehensive income	-	-	-	(254)	(254)	4,032	3,778
Effect of share option compensation plan	-	587	587	-	-	-	587
Share issuances	695	(171)	524	-	-	-	524
Balance at December 31, 2011	57,378	9,671	67,049	43	43	(48,050)	19,042

Balance at January 1, 2010	56,662	8,677	65,339	-	-	(54,033)	11,306
Net income	-	-	-	-	-	1,951	1,951

Other comprehensive income	-	-	-	297	297	-	297
Total comprehensive income	-	-	-	297	297	1,951	2,248
Effect of share option compensation plan	-	581	581	-	-	-	581
Share issuances	21	(3)	18	-	-	-	18
Balance at December 31, 2010	56,683	9,255	65,938	297	297	(52,082)	14,153

The accompanying notes are an integral part of these consolidated financial statements.

3 | P a g e

Points International Ltd.
Consolidated Statements of Cash Flows
For the year ended December 31

Expressed in thousands of United States dollars	Note	2011	2010

Cash flows from operating activities
Net income for the year		4,032	1,951
Adjustments for:
Depreciation of property and equipment		510	358
Amortization of intangible assets		1,788	537
Unrealized foreign exchange (gain) loss		(225)	204
Equity-settled share-based payment transactions	17	587	581
Deferred income tax recovery		(489)	(172)
Impairment of long-lived assets		-	675
Changes in non-cash balances related to operations	23	1,403	4,407
Net cash provided by operating activities		7,606	8,541

Cash flows from investing activities
Acquisition of property and equipment		(611)	(1,363)
Additions to intangible assets		(1,510)	(3,970)
Changes in restricted cash		157	(934)
Net cash used in investing activities		(1,964)	(6,267)

Cash flows from financing activities
Proceeds from exercise of share options		524	18
Net cash provided by financing activities		524	18

Net increase in cash and cash equivalents		6,166	2,292
Cash and cash equivalents at beginning of the year		28,463	26,414
Effect of exchange rate fluctuations on cash held		224	(243)
Cash and cash equivalents at end of the year		34,853	28,463

Interest Received		19	13
Interest Paid		(1)	7

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

4 | P a g e

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2010, which were prepared under Canadian generally accepted accounting principles (“Canadian GAAP”) prior to adoption of International Financial Reporting Standards (IFRSs), are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board. These are the Corporation’s first consolidated financial statements prepared in accordance with IFRSs, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Corporation is provided in Note 27. This note includes reconciliations of equity at the date of transition and at the end of the comparative reporting year and of the total comprehensive income for the comparative year as reported under Canadian GAAP to those reported for those years under IFRSs.

The consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2012.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, which are measured at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Functional and presentation currency

These consolidated financial statements are presented in US dollars (USD), which is the Corporation’s functional currency. Each of the Corporation’s wholly-owned subsidiaries determines its own functional currency, which is also USD, and items included in the financial statements of each subsidiary are measured using that functional currency (USD). All financial information presented in USD has been rounded to the nearest thousand, except when otherwise indicated.

(d) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

5 | P a g e

On an ongoing basis, the Corporation evaluates its estimates and judgements, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), utilization of tax losses, share-based payments, revenue recognition, lease classification, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its judgements on consideration of all facts and circumstances surrounding financial statement items and transactions relating thereto. Estimates are based on historical experience adjusted as appropriate for current circumstances and on various other assumptions that it believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key judgements, estimates and assumptions made in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(i) Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the stand-alone value (i.e. sale price) to the customer.

(ii) Recognition of Deferred Tax Assets

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future against which the reversal of taxable temporary differences can be deducted and deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance of the particular legal entity in which the deferred tax assets have been recognized.

6 | P a g e

(iii) Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount and allocates the excess, if any, to the corresponding cash generating units (or “CGUs”). In calculating the value in use of a CGU, i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGUs to which goodwill has been allocated.

(iv) Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

7 | P a g e

3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRSs. The accounting policies have been applied consistently by the Corporation and its subsidiaries.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all its wholly-owned subsidiaries. Subsidiaries are entities over which the Corporation has control, where control is defined as the power to govern financial and operating policies of an entity so as to obtain benefits from its activities. The Corporation has 100% of the voting rights in all its subsidiaries. Subsidiaries are fully consolidated from the date that control is transferred to the Corporation, and are de-consolidated from the date control ceases.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned. For additional details on the criteria used by management in making this assessment, refer to Note 2(d)(i).

Revenue from the rendering of services is recognized when the following criteria are met:

  The amount of revenue can be measured reliably;
  The stage of completion can be measured reliably;
  The receipt of economic benefits is probable; and
  Costs incurred and to be incurred are identifiable and can be measured reliably.

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

  The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
  The amount of revenue can be measured reliably;
  The receipt of economic benefits is probable; and
  Costs incurred or to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis.

Related costs are recorded as part of direct costs of principal revenue.

8 | P a g e

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. Management believes that the technical design and development work does not have stand alone value to the program partner, and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized based on the stage of completion at the end of each reporting period.

(iv)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the expected life of the agreement. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role are recorded on a net basis. Other partner revenue also includes other revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

(c) Foreign currency translation

The functional and presentation currency of the Corporation is the US dollar.

Transactions in currencies other than the Corporation’s functional currency (foreign currency) are recognized at the average exchange rates during the specific period. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

9 | P a g e

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated in qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity, refer to Note 19.

(d) Financial instruments

All financial assets and financial liabilities, in respect of financial instruments, are recognized on the Corporation’s balance sheets when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the balance sheets when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i) Non-derivative financial assets

Non-derivative financial assets are comprised of the following: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets measured at fair value through profit or loss (“FVTPL”)

A financial asset is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Corporation currently does not have any financial assets measured at fair value through profit or loss.

Held-to-maturity financial assets

For debt securities that have fixed and determinable payments and fixed maturity, if the Corporation has the positive intent and ability to hold them to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would generally result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Corporation from classifying investment securities as held-to-maturity for the current and the following two financial years. The Corporation currently does not have any held-to-maturity financial assets.

10 | P a g e

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Corporation currently does not have any available-for-sale financial assets.

(ii) Non-derivative financial liabilities

Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners.

These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Funds receivable from payment processors	Loans and receivables	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results (i.e. degree of offset) of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

11 | P a g e

Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar, the EURO and the British Pound. The changes in fair value of hedging derivatives designated in cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e) Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g) Security deposits

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over the past six months.

(h) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

12 | P a g e

(ii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

  Furniture and fixtures                                  20% diminishing balance basis
  Computer hardware                                     30% diminishing balance basis
  Computer software                                      straight-line over 3 years
  Leasehold improvements                           straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(i) Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, being the higher of fair value less costs to sell and value in use. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

(ii) Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

  It is technically feasible to complete the software product so that it will be available for use;
  Management intends to complete the software product and use or sell it;
  There is an ability to use or sell the software product;
  It can be demonstrated how the software product will generate probable future economic benefits;
  Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
  The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iii) Amortization

Amortization is calculated by allocating the cost of the intangible asset, or other amount substituted for cost, less its residual value over its useful life.

13 | P a g e

Patents are amortized over the useful life of the patent, commencing when the patents have been registered. As of December 31, 2011 and 2010, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 years.

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(j) Impairment

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Impairment loss is recognized when and for the amount by which the asset’s/CGU’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s/CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows – i.e. cash generating units or CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Long-lived assets that are not amortized and goodwill are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. If the recoverable amount of the group of CGUs to which goodwill has been allocated is less than the carrying amount of the group of CGUs, including goodwill, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to the other assets of the CGUs pro-rata on the basis of the carrying amount of each asset in the CGUs.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(k) Share-based payment transactions

Employees

The Corporation has a share option plan that allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For awards with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

14 | P a g e

(l) Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components (see Note 3(b)(ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

(m) Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through ecommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(n) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b)(ii)). Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(o) Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(p) Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

15 | P a g e

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

  temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
  temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
  taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Corporation to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q) Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(r) Segment reporting

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Corporation operates in a single reportable operating segment – the portfolio of technology solutions to the loyalty program industry.

(s) New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised IFRSs that have been issued but are not yet effective for the year ended December 31, 2011:

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)) as part of the first phase of its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The chapters of the standard released in 2009 only related to the classification and measurement of financial assets. In October 2010, the IASB included guidance on the classification and measurement of financial liabilities by issuing IFRS 9 (2010). In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015.

16 | P a g e

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Corporation does not expect the amendment to IAS 1 to have a material impact on the financial statements.

Amendments to IAS 32 and IFRS 7, Offsetting Financial Assets and Liabilities: In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Corporation intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013, and the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The Corporation does not expect the amendments to IAS 32 and IFRS 7 to have a material impact on the financial statements.

4. RESTRICTED CASH

Restricted cash of $1,619 (2010 – $1,776) is held primarily as collateral for commercial letters of credit issued in the normal course of business.

5. ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and technology design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2011	2010	January 1,
			2010

Accounts receivable	2,446	2,074	1,915
Allowance for doubtful accounts	(35)	(20)	(8)
Balance	2,411	2,054	1,907

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 19.

17 | P a g e

6. PREPAID EXPENSES AND OTHER ASSETS

	2011	2010	January 1,
			2010

Prepaid expenses	713	688	759
Forward exchange contracts designated as cash flow hedges	228	430	-
Current portion of deferred costs	72	61	139
Balance	1,013	1,179	898

7. PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture	Leasehold	Total
	Hardware	Software	& Fixtures	Improvements
Cost
Balance at January 1, 2010	598	1,154	420	887	3,059
Additions	260	36	137	942	1,375
Disposals / Write-offs	(40)	(575)	(93)	(887)	(1,595)
Balance at December 31, 2010	818	615	464	942	2,839

Balance at January 1, 2011	818	615	464	942	2,839
Additions	257	258	53	64	632
Disposals / Write-offs	(82)	-	-	-	(82)
Balance at December 31, 2011	993	873	517	1,006	3,389

Depreciation and impairment losses
Balance at January 1, 2010	305	1,062	217	868	2,452
Depreciation for the year	155	55	64	84	358
Disposals / Write-offs	(44)	(575)	(76)	(887)	(1,582)
Balance at December 31, 2010	416	542	205	65	1,228

Balance at January 1, 2011	416	542	205	65	1,228
Depreciation for the year	184	110	75	141	510
Disposals / Write-offs	(61)	-	-	-	(61)
Balance at December 31, 2011	539	652	280	206	1,677

Carrying amounts
At January 1, 2010	293	92	203	19	607
At December 31, 2010	402	73	259	877	1,611

At January 1, 2011	402	73	259	877	1,611
At December 31, 2011	454	221	237	800	1,712

18 | P a g e

8. INTANGIBLE ASSETS

	Patents	Trademarks(1)	Internal use	Total
			software
			development
			costs
Cost
Balance at January 1, 2010	470	85	6,786	7,341
Additions	38	10	3,922	3,970
Impairments	(508)	-	(95)	(603)
Write-offs	-	-	(4,269)	(4,269)
Balance at December 31, 2010	-	95	6,344	6,439

Balance at January 1, 2011	-	95	6,344	6,439
Additions	-	2	1,508	1,510
Balance at December 31, 2011	-	97	7,852	7,949

Amortization and impairment losses
Balance at January 1, 2010	-	-	5,327	5,327
Amortization for the year	-	-	537	537
Write-off of fully amortized assets	-	-	(4,269)	(4,269)
Balance at December 31, 2010	-	-	1,595	1,595

Balance at January 1, 2011	-	-	1,595	1,595
Amortization for the year	-	-	1,788	1,788

Balance at December 31, 2011	-	-	3,383	3,383
Carrying amounts
At January 1, 2010	470	85	1,459	2,014
At December 31, 2010	-	95	4,749	4,844

At January 1, 2011	-	95	4,749	4,844
At December 31, 2011	-	97	4,469	4,566

(1)	Trademarks are deemed to have an indefinite useful life, and are therefore not amortized.

During the year ended December 31, 2011 an amount of $1,042 thousand was recognized as research and development expenses (2010: $293 thousand).

9. GOODWILL

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. Goodwill arising from the MilePoint acquisition amounted to $4,205. Separate from goodwill, at the time of the acquisition, fair values were assigned to the contracts in place with the loyalty program partners acquired at the time of the MilePoint acquisition. The resulting intangible assets were amortized over the respective lives of the individual contracts, all of which have since lapsed and have been amortized into income prior to January 1, 2010. Upon conversion to IFRS, an impairment analysis was performed on the carrying value of goodwill arising from the MilePoint acquisition.

The CGUs to which goodwill has been allocated are the specific partner relationships acquired in the Milepoint acquisition. Management monitors goodwill for these CGUs as a group. Since there are no recent sale agreements for the Corporation’s CGUs to which goodwill has been allocated and management believes that fair value less costs to sell is not otherwise reliably measurable for this group of CGUs, the Corporation employed the value in use method for calculating the estimated recoverable amount for this group of CGUs. The estimated future cash flows from the specific partner relationships which make up the group of CGUs were used to measure the estimated recoverable amount, represented by the products in place at the assessment date and management’s probability weighted expectation of additional products that are expected to be sold to these partners in the future.

19 | P a g e

As of the date of transition to IFRS, the Corporation determined that the carrying value of the group of CGUs to which goodwill has been allocated was greater than their recoverable amount. Accordingly, an impairment loss of $1,625 was recognized in retained earnings and allocated as a reduction to the carrying value of the goodwill allocated to this group of CGUs as of January 1, 2010.

Impairment testing for cash-generating units containing goodwill as at December 31, 2011

The value of the partner relationships extends past the initial contracts in place at the time of the acquisition, as contract renewals have been signed with certain former MilePoint partners and certain new products have been successfully sold to those partners resulting in additional revenue streams. These cash flows from these partner relationships have been used to measure the value in use for the group of CGUs for purpose of goodwill impairment assessment. The cash flows are approximated by their contribution margins quantified over the next three years and supplemented by terminal value estimate. The cash flows from these product offerings to the partners acquired in the MilePoint acquisition are largely independent of other cash inflows since they are supported by specific contractual arrangements and the individual partner relationships which are separable from the business. As at December 31, 2011, the carrying amount of the CGUs to which goodwill has been allocated to was determined to be lower than its recoverable amount and no impairment loss was recognized. The calculation of the value in use was based on the following key assumptions:

  Cash flows were projected based on the length of the current contract with the respective partners, probability of contract renewal in each of the subsequent years, historical operating results for each product, and product specific growth rates ranging from negative growth for legacy products being wound down by the Corporation to 10% for supported products.
  Pre-tax discount rates of 19.9%, 14.7% and 15.3% were applied in determining the recoverable amount of the CGUs as at January 1, 2010, December 31, 2010 and December 31, 2011, respectively. The discount rates were estimated based on market conditions at respective assessment dates.
  Cash flows for each partner relationship were taken from the most recent financial plan, which represented management’s best estimate of the financial performance for each partnership. The values assigned to each partnership beyond 2012 were based on management’s assessment of the likelihood of renewal of the individual partnership and the specific products offered by each partner.

The values assigned to the key assumptions represent management’s assessment of future trends in the loyalty industry and are based on both external sources and internal sources (historical data).

10. OTHER ASSETS

Other assets of $658 (2010 – $613) include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities and the non-current portion of the deferred costs. The current portion of these assets is recorded in prepaid expenses and other assets.

11. INCOME TAXES

	2011	2010
Deferred tax expense
Recognition of previously unrecognized tax losses	(487)	(172)
	(487)	(172)

Total income tax recovery	(487)	(172)

20 | P a g e

Income tax recognized in other comprehensive income

For the year ended December 31,		Tax	2011		Tax	2010
In thousands of US dollars	Before	(expense)	Net of	Before	(expense)	Net of
	tax	benefit	tax	tax	benefit	tax
Change of fair value of foreign exchange derivatives designated as cash flow hedges	100	(27)	73	647	(201)	446
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	(456)	129	(327)	(216)	67	(149)
	(356)	102	(254)	431	(134)	297

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Cana-dian federal income tax rate to the income before provision for income taxes. The reasons for these differences are as follows:

	2011	2010
Income tax expense at statutory rate 28.25% (2010 – 31%)	$1,001	$553
Increase (decrease) in taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	(17)	28
Tax cost of non-deductible items	185	301
Tax losses for which no benefit was recognized	(121)	(64)
Recognition of tax benefit on loss carry-forwards	(1,605)	(1,118)
Other differences	70	128
Income tax recovery	$(487)	$(172)

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

	Assets		Liabilities		Net
In thousands of US dollars	2011	2010	2011	2010	2011	2010

Forward exchange contracts	-	-	(31)	(134)	(31)	(134)
Tax losses	1,606	1,118	-	-	1,606	1,118
Tax assets (liabilities)	1,606	1,118	(31)	(134)	1,575	984

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom.

21 | P a g e

Deferred tax assets and liabilities have not been recognized in respect of the following items:

	2011	2010

Tax losses	$3,445	$5,628
Property and equipment	3,297	3,174
Intangibles	1,668	1,795
Share issue costs	45	91
Reserves	26	29
Net deferred tax asset	$8,481	$10,717

In 2011 the tax benefit associated with $6,000 of previously unrecognized tax losses were recognized as Management considered it probable that future taxable profits would be available against which they can be utilized. The deferred tax asset was determined based on the risk weighted financial forecasts.

The Corporation has non-capital loss carry-forwards for income tax purposes in the amount of approximately $16,654. The losses may be used to reduce future years' taxable income and expire approximately as follows:

		Jurisdictions
	Total USD	Canada	United Kingdom	United States

2014	$644	$644	$-	$-
2015	6,177	6,177	-	-
2023 - 2031	8,471	6,318	-	2,153
No expiry	1,362	-	1,362	-
Total	$16,654	$13,139	$1,362	$2,153

In addition, the Corporation has capital losses of $5,475 (2010 – $5,475) which can be carried forward indefinitely and are not included as part of the deferred tax asset.

12. PROVISIONS

Included in provisions are provisions for the Corporation’s transaction losses (credit card chargebacks) and amounts provided for restructuring costs.

	Chargebacks	Restructuring	Total
Balance at January 1, 2010	$113	$154	$267
Provisions made during the year	717	(25)	692
Provisions used during the year	(722)	(129)	(851)
Effect of exchange rate changes on provisions
held in foreign currency	(6)	-	(6)
Balance December 31, 2010	102	-	102
Provisions made during the year	538	-	538
Provisions used during the year	(550)	-	(550)
Effect of exchange rate changes on provisions
held in foreign currency	8	-	8
Balance December 31, 2011	$98	$-	$98

Chargebacks

The Corporation records a provision for estimated sales that are reversed or repudiated by end-customers. The provision is estimated based on historical chargeback experience for each loyalty partner relationship in which the Corporation bears the credit risk.

22 | P a g e

13. OTHER LIABILITIES

	2011	2010	January 1,
			2010
Forward exchange contracts designated as cash flow hedges	154	-	-
Current portion of lease inducements	95	98	-
Current portion of deferred revenue	516	531	609
Current portion of other liabilities	765	629	609

Non-current portion of lease inducements	534	626	-
Non-current portion of deferred revenue	343	325	301
Other liabilities	877	951	301

14. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance January 1, 2010	14,982,071	$56,662
Exercise of stock options	3,998	21
Balance December 31, 2010	14,986,069	56,683
Exercise of stock options(1)	85,769	695

Balance December 31, 2011	15,071,838	$57,378

(1)

42,583 options previously issued to employees were exercised at CAD$7.40 per share.
19,999 options previously issued to employees were exercised at CAD$3.70 per share.
17,705 options previously issued to employees were exercised at CAD$4.60 per share.
1,650 options previously issued to employees were exercised at CAD$9.00 per share.
2,000 options previously issued to employees were exercised at CAD$5.00 per share.
166 options previously issued to employees were exercised at CAD$4.10 per share.
1,666 options previously issued to employees were exercised at CAD$7.00 per share.

On January 31, 2011, the Corporation completed a share consolidation of its common shares through a one-for-ten reverse split. The pre-consolidation balance of common shares was 149,860,939 (December 31, 2009 – 149,820,940). Pursuant to the reverse stock split, shareholders received one new common share for every ten shares held. No fractional shares were issued as a result of the share consolidation, and in the event that a shareholder would otherwise have been entitled to receive a fractional share, such fraction was rounded down to the nearest whole number. The number of shares, options, and price per share and options disclosed in these consolidated financial statements have been adjusted to reflect the share consolidation.

At December 31, 2011 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share.

Accumulated Other Comprehensive Income (AOCI) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

23 | P a g e

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2011	2010
Net income for basic and diluted earnings per share available to common shareholders	$4,032	$1,951
Weighted average number of common shares outstanding – basic	15,039,689	14,983,137
Effect of dilutive securities – share-based payments	492,821	295,789
Weighted average number of common shares outstanding – diluted	15,532,510	15,278,926
Earnings per share - reported
Basic	$0.27	$0.13
Diluted	$0.26	$0.13

a) Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2011, 462 thousand options (2010: 650 thousand) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

16. SHARE-BASED PAYMENT

Description of the share option plan

At December 31, 2011, the Corporation had one share option plan under which employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. The Corporation accounts for options granted under this plan in accordance with the fair value based method of accounting for equity settled share-based compensation arrangement per IFRS 2. The estimated fair value of the options that are ultimately expected to vest is recorded over the vesting period and recorded as part of employment costs. The compensation cost that has been charged against profit or loss and included in employment costs for this plan is $587 for 2011 (2010 - $581).

24 | P a g e

	December 31, 2011	December 31, 2010
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(770,993)	(685,224)
Net options authorized	1,479,007	1,564,776
Less: options issued & outstanding	(876,121)	(873,994)
Options available to grant	602,886	690,782

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in 2011 and 2010 were calculated using the following weighted assumptions:

For the year ended December 31,	2011	2010
Dividend yield	NIL	NIL
Risk free rate	2.02%	2.71%
Expected volatility	76.76%	81.69%
Expected life of options in years	4.20	3

A summary of the status of the Corporation’s share option plan as of December 31, 2011 and 2010, and changes during the years ended on those dates is presented below.

	2011		2010
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	873,994	$9.27	921,484	$11.06
Granted	141,764	10.46	255,050	4.92
Exercised	(85,769)	5.92	(3,998)	4.60
Expired & Forfeited	(53,868)	9.65	(298,542)	11.14
End of year	876,121	$9.77	873,994	$9.27
Exercisable at end of year	553,504	$11.54	502,277	$11.67

Weighted average fair value of options granted	CAD$6.13		CAD$2.65

	Options outstanding			Options exercisable
			Weighted
		Weighted average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number	contractual life	price (in	Number	exercise price
Prices (in CAD$)	of options	(years)	CAD$)	of options	(in CAD$)
$0.10 to $4.99	262,926	2.77	$4.53	94,772	$4.53
$5.00 to $9.99	204,993	2.11	$7.79	139,316	$8.42
$10.00 to $14.99	256,986	1.85	$11.90	168,200	$12.35
$15.00 to $19.99	148,716	0.96	$17.82	148,716	$17.82
$20.00 and over	2,500	1.15	$23.74	2,500	$23.74
	876,121			553,504
25 | P a g e

17. CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2010	$8,677
Employee stock option expense	581
Fair value of stock options exercised	(3)
Contributed surplus – December 31, 2010	9,255
Employee stock option expense	587
Fair value of stock options exercised	(171)
Contributed surplus – December 31, 2011	$9,671

18. OPERATING EXPENSES

Operating expenses are comprised of:

	2011	2010

Office expenses	894	857
Travel & personnel expenses	1,260	874
Professional fees	998	1,266
Insurance, bad debts and governance	794	562
Operating expenses	3,946	3,559

19. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

  credit risk
  liquidity risk
  market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation. The Corporation’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

26 | P a g e

The Corporation’s cash and cash equivalents and restricted cash held as collateral also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various Loyalty Currency Services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Current	$1,374	$1,381	$1,269
Past due 31–60 days	579	404	367
Past due 61–90 days	239	143	127
Past due over 90 days	254	146	152
Trade accounts receivable	2,446	2,074	1,915
Less: allowance for doubtful accounts	(35)	(20)	(8)
	$2,411	$2,054	$1,907

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2011	2010
Balance, beginning of year	$20	$8
Provision for doubtful accounts	15	13
Bad debts written off, net of recoveries, and other	-	(1)
Balance, end of year	$35	$20

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period.

The carrying amount of the Corporation’s financial assets represents its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

27 | P a g e

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2011 and 2010:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
As at December 31, 2011	Amount		year	to 3 years	and beyond
Accounts payable and accrued liabilities	$3,455	$3,455	$3,455	$-	$-
Foreign exchange contracts designated as cash flow hedges	154	154	154	-	-
Payable to loyalty program partners	40,048	40,048	40,048	-	-
	$43,657	$43,657	$43,657	$-	$-

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1 year	1 year	3 years
As at December 31, 2010	Amount			to 3 years	and beyond
Accounts payable and accrued liabilities	$3,679	$3,679	$3,679	$-	$-
Payable to loyalty program partners	31,337	31,337	31,337	-	-
	$35,016	$35,016	$35,016	$-	$-

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO and the British Pound. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2011, forwards with a notional value of $13,487, and a net carrying value of $74 (2010 – $430), with settlement dates extending to December 2012, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO and British Pound denominated revenue.

The change in fair value of derivatives designated in cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2011 and 2010, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to income in the same period as the corresponding hedged items are recognized in income. In 2011, total realized gains of $520 were reclassified to employment costs (2010 – $217) for Canadian dollar currency hedges and realized losses of $64 (2010 – $0) were reclassified to principal revenue for EURO and British Pound currency hedges. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

28 | P a g e

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollar balance sheet accounts, a strengthening US dollar will lead to a FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $140 (2010 – $125) excluding the offset available through the FX changes of derivatives designated in cash flow hedges.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2011	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9807	1.5456	1.2950	1.0643
Financial assets
Cash and cash equivalents	$34,853	491	1,541	4,137	44
Restricted cash	1,619	376	-	-	-
Funds receivable from payment processors	10,837	-	398	2,224	8
Security deposits	2,461	-	61	254	1
Accounts receivable	2,411	256	536	1	-
	$52,181	1,123	2,536	6,616	53
Financial liabilities
Accounts payable and accrued liabilities	$3,455	1,116	450	1	-
Payable to loyalty program partners	40,048	1	1,552	6,171	25
	$43,503	1,117	2,002	6,172	25

As at December 31, 2010	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		1.0001	1.5471	1.3253	1.0632
Financial assets
Cash and cash equivalents	$28,463	462	1,572	2,957	40
Restricted cash	1,776	376	-	-	-
Funds receivable from payment processors	4,624	-	363	743	3
Security deposits	2,123	-	66	198	2
Accounts receivable	2,054	209	425	30	-
	$39,040	1,047	2,426	3,928	45
Financial liabilities
Accounts payable and accrued liabilities	$3,679	984	433	-	-
Payable to loyalty program partners	31,337	10	1,449	3,644	17
	$35,016	994	1,882	3,644	17

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the balance sheets: funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, fair value approximates their carrying value at December 31, 2011 and December 31, 2010 due to their short-term maturities.

29 | P a g e

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2011 and 2010 are as follows:

2011	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$228	$-	$228

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(154)	-	(154)
	$-	$74	$-	$74

2010	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts(i)	$-	$430	$-	$430
	$-	$430	$-	$430

(i)	The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

20. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	2012	2013	2014	2015	2016	2017+
Operating leases(1)	3,981	736	726	711	723	726	359
Principal revenue(2)	85,920	26,146	29,913	29,861	-	-	-
	$89,901	$26,882	$30,639	$30,572	$723	$726	$359

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

The Corporation leases office premises, equipments and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2011 an amount of $827 thousand was recognized as an expense in profit or loss in respect of operating leases (2010: $837 thousand).

30 | P a g e

The Corporation has been involved in a legal proceeding incidental to the normal course of the business. Subsequent to year end, the Corporation settled the matter. The amount of the settlement did not have a material adverse impact on the Corporation’s consolidated financial position or results of operations.

21. DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Intangible assets

The fair value of the intangible assets, internally use software development costs and trademarks, is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(ii) Goodwill

The fair value of goodwill is based on the discounted cash flows expected to be derived from product offerings of specific contractual arrangements and the partner relationships.

(iii) Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

22. CAPITAL DISCLOSURES

The Corporation defines its capital as shareholders’ equity that includes share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit. The amounts included in the Corporation’s capital are as follows:

	2011	2010
Shareholders’ equity	$19,042	$14,153

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

The Corporation does not have any externally imposed capital compliance requirements other than restricted cash. There were no changes in the Corporation’s approach to capital management during the year.

31 | P a g e

23. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	2011	2010
(Increase) decrease in funds receivable from payment processors	$(6,213)	$1,231
(Increase) decrease in security deposits	(338)	340
Increase in accounts receivable	(356)	(147)
Decrease (increase) in prepaid expenses and other assets	(36)	170
(Increase) decrease in other assets	(45)	327
(Decrease) increase in accounts payable and accrued liabilities	(224)	592
(Decrease) increase in provisions	(4)	102
(Decrease) increase in other liabilities	(92)	670
Increase in payable to loyalty program partners	8,711	1,122
	$1,403	$4,407

24. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	2011	2010

Revenue
United States	$89,522	$73,534
Europe	32,495	20,900
Canada and other	917	1,244
	$122,934	$95,678

Revenue
United States	73%	77%
Europe	26%	22%
Canada and other	1%	1%
	100%	100%

Revenue earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenue by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2011, December 31, 2010 and January 1, 2010, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the year ended December 31, 2011, there were three (2010 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 79% (2010 – 81%) of the Corporation’s total revenue.

25. RELATED PARTIES

Key management personnel compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share option plan (see Note 16). Certain executive officers are subject to a mutual term of notice of 12 months. Upon resignation at the Corporation’s request, they are entitled to termination benefits up to 12 months’ gross salary, depending on the number of years completed as an executive officer.

32 | P a g e

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2011	2010

Short-term employee benefits	1,729	1,523
Share-based payments	238	307
	1,967	1,830

26. CORPORATE ENTITIES

As at December 31, 2011, the Corporation has the following wholly-owned subsidiaries:

	Country of	Ownership interest
	incorporation
		2011	2010	January 1,
				2010

Points.com Inc.	Canada	100	100	100
Points International (US) Ltd.	U.S.A.	100	100	100
Points International (UK) Ltd.	U.K.	100	100	100

27. EXPLANATION OF TRANSITION TO IFRS

As stated in note 2(a), these are the Corporation’s first consolidated annual financial statements prepared in accordance with IFRSs.

The accounting policies set out in Note 3 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of the opening IFRS statement of financial position at January 1, 2010 (the Corporation’s date of transition to IFRSs).

An explanation of how the transition from previous Canadian GAAP to IFRSs has affected the Corporation’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Initial IFRS 1 elections upon adoption

The guidance for the first-time adoption of IFRSs is set out in IFRS 1, which provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRSs. Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRSs:

Business combinations – IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations that occurred prior to January 1, 2010, the transition date. The Corporation elected not to retrospectively apply IFRS 3 to the business combination that occurred prior to its transition date and such business combinations have not been restated. However, in accordance with the requirements of IAS 36, Impairment of Assets, an impairment analysis was performed on the carrying value of goodwill arising on such business combination, and an impairment charge to goodwill was recorded as of the transition date.

Cumulative translation differences – IFRS 1 permits cumulative translation foreign exchange gains and losses for foreign operations to be reset to zero at transition date. The Corporation elected to reset all cumulative translation losses to zero through adjustment to opening retained earnings as at the transition date.

33 | P a g e

Share-based payments – IFRS 2, Share-based Payment, encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002 and to equity instruments granted after November 7, 2002 that were vested by the transition date. The Corporation elected under IFRS 1 not to retrospectively apply IFRS 2 to such equity instruments and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the transition date.

34 | P a g e

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1, 2010

		Canadian
		GAAP	IFRS	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	balance	adjustments	reclassification	balance
ASSETS
Current Assets
Cash and cash equivalents		$26,414			$26,414
Restricted cash		802			802
Funds receivable from payment processors		5,855			5,855
Security deposits		2,463			2,463
Accounts receivable		1,907			1,907
Future income tax asset	(d)	945		(945)	-
Prepaid expenses and other assets		898			898
		39,284		(945)	38,339

Property and equipment		607			607
Intangible assets		2,014			2,014
Goodwill	(a)	4,205	(1,625)		2,580
Deferred tax assets	(d)	-		945	945
Other assets		1,033			1,033
		7,859	(1,625)	945	7,179
		$47,143	(1,625)	-	$45,518

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$3,087		(267)	$2,820
Provisions	(e)	-		267	267
Current portion of other liabilities		609			609
Payable to loyalty program partners		30,215			30,215
		33,911		-	33,911
Other liabilities		301			301
		34,212		-	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(c)	(2,566)		2,566	-
Accumulated deficit		(49,463)	(2,004)	(2,566)	(54,033)
		(52,029)	(2,004)	-	(54,033)
Capital stock		56,662			56,662
Contributed surplus	(b)	8,298	379		8,677
		12,931	(1,625)		11,306
		$47,143	(1,625)		$45,518

35 | P a g e

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010

		Canadian
		GAAP	IFRS	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	balance	adjustments	reclassification	balance
ASSETS
Current Assets
Cash and cash equivalents		$28,463			$28,463
Restricted cash		1,776			1,776
Funds receivable from payment processors		4,624			4,624
Security deposits		2,123			2,123
Accounts receivable		2,054			2,054
Future income tax asset	(d)	984		(984)	-
Prepaid expenses and other assets		1,179			1,179
		41,203		(984)	40,219

Property and equipment		1,611			1,611
Intangible assets		4,844			4,844
Goodwill	(a)	4,205	(1,625)		2,580
Deferred tax assets	(d)	-		984	984
Other assets		613			613
		11,273	(1,625)	984	10,632
		$52,476	(1,625)	-	$50,851

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$3,781		(102)	$3,679
Provisions	(e)	-		102	102
Current portion of other liabilities		629			629
Payable to loyalty program partners		31,337			31,337
		35,747		-	35,747
Other liabilities		951			951
		36,698		-	36,698

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive (loss) income	(c)	(2,269)		2,566	297
Accumulated deficit		(47,507)	(2,009)	(2,566)	(52,082)
		(49,776)	(2,009)	-	(51,785)
Capital stock		56,683			56,683
Contributed surplus	(b)	8,871	384		9,255
		15,778	(1,625)		14,153
		$52,476	(1,625)		$50,851

36 | P a g e

RECONCILIATION OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

		Canadian	IFRS	IFRS
(Expressed in thousands of United States dollars)	NOTE	GAAP	adjustments	balance
REVENUE
Principal		$89,087		$89,087
Other partner revenue		6,577		6,577
Interest		14		14
		95,678		95,678
EXPENSES
Direct cost of principal revenue		76,006		76,006
Employment costs	(b)	10,617	5	10,622
Marketing & communications		1,350		1,350
Technology services		875		875
Depreciation and amortization		895		895
Foreign exchange gain		(105)		(105)
Operating expenses		3,559		3,559
Impairment of long-lived assets		675		675
		93,872	5	93,877
OPERATING INCOME - before undernoted		1,806	(5)	1,801
Interest and other charges		22		22
INCOME BEFORE INCOME TAXES		1,784	(5)	1,779
Deferred tax recovery		(172)		(172)
NET INCOME		1,956	(5)	1,951
OTHER COMPREHENSIVE INCOME:
Gain on foreign exchange derivatives designat- ed as cash flow hedges, net of income tax expense of $102		446		446
Reclassification to net income of gain on for- eign exchange derivatives designated as cash flow hedges, net of income tax expense of $8		(149)		(149)
OTHER COMPREHENSIVE INCOME		297		297
COMPREHENSIVE INCOME		$2,253	(5)	$2,248
Earnings per share
Basic		$0.13		$0.13
Diluted		$0.13		$0.13

37 | P a g e

Material adjustments to the statement of cash flows for 2011

Other than the change in measurement of equity-settled share-based payment transactions and attribution thereof over the vesting period, there are no other differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

Notes to the reconciliations

(a) Goodwill impairment

The Corporation had a goodwill balance of $4,205 that arose from a business acquisition in 2004. On transition to IFRSs, the Corporation elected not to retrospectively apply IFRS 3, Business Combinations, and IAS 36, Impairment of Assets, was applied as of the transition date. The impairment analysis was performed on the carrying value of goodwill resulting in a goodwill impairment of $1,625 being recorded at the transition date (refer to Note 9).

(b) Share-based payments

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the separately determined fair value for each tranche amortized as compensation cost with a corresponding charge to contributed surplus during the applicable vesting period.

As permitted under Canadian GAAP for option awards with graded vesting, since the Corporation determined the estimate life for each award as a whole, it amortized the total fair value of the different vesting tranches of each award that are ultimately expected to vest based on performance-related conditions and on future services, as compensation cost on a straight line basis.

The effect of implementing IFRS 2 on transition increased the employee stock option expense by $379, recognized as an adjustment to opening retained earnings, at January 1, 2010, and $384 at December 31, 2010.

(c) Foreign currency translation exemption

In accordance with IFRS 1, the Corporation has elected to reset all deferred cumulative translation gains and losses to zero through an adjustment to opening retained earnings at its transition date. As a result, $2,566 of accumulated other comprehensive loss was adjusted through retained earnings at the transition date.

(d) Deferred tax reclassification

Under IFRS, all deferred taxes are classified as non-current, irrespective of the classification of the underlying assets or liabilities to which they relate, or the expected timing of the reversal of the temporary differences. The Corporation reclassified $945 at January 1, 2010, and $984 at December 31, 2010 from deferred tax assets (current) to deferred tax assets (non-current).

(e) Provisions

Under IFRS, provisions are required to be presented separately on the balance sheet. The Corporation reclassified $267 at January 1, 2010, and $102 at December 31, 2010 from accounts payable and accrued liabilities to provisions.

38 | P a g e